SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                               December 18, 2003

                          Tecnomatix Technologies Ltd.
                          ----------------------------
             (Exact Name of Registrant as specified in the charter)

                                       N/A
                 (Translation of Registrant's name into English)

                                     Israel
                                     ------
                 (Jurisdiction of incorporation or organization)

                    16 Hagalim Avenue, Herzlia 46733, Israel
                    -----------------------------------------
                    (Address of Principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [_]

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                 Yes [_] No [X]

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TECNOMATIX TECHNOLOGIES LTD.

By: /s/ Harel Beit-On

    --------------------------
    Harel Beit-On
    Chairman of the Board of Directors and Chief Executive Officer

Dated: December 18, 2003

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


Company Contact:                        Investor Contact:                    Media Contact:
Tecnomatix Technologies Ltd.            The Ruth Group                       Topaz Partners
Bill Siegel                             David Pasquale                       Todd Van Hoosear
603-672-3019                            646-536-7006                         781-388-7900 ext. 209
bill.siegel@tecnomatix.com              dpasquale@theruthgroup.com           tvanhoosear@topazpartners.com

Marsha Shalvi                                                                The Ruth Group
+972-995-94733                                                               Jason Rando
marsha.shalvi@tecnomatix.com                                                 646-536-7025
                                                                             jrando@theruthgroup.com



         TECNOMATIX AND A MAJOR AUTO MANUFACTURER ENTER FOUR-YEAR GLOBAL
             AGREEMENT WITH EXPECTED REVENUES OF OVER US$50 MILLION

                      LARGEST EVER AGREEMENT FOR TECNOMATIX
              COVERS CUSTOMER'S MANUFACTURING OPERATIONS WORLDWIDE

HERZLIA, ISRAEL - DECEMBER 18, 2003 - Tecnomatix Technologies Ltd. (NASDAQ:
TCNO), the driving force in Manufacturing Process Management (MPM), announced today a global agreement with a major automotive manufacturer. The agreement to implement Tecnomatix MPM solutions throughout the customer's manufacturing operations worldwide represents an expansion of an existing relationship with this manufacturer and is expected to generate total revenues in excess of US$50 million over the next four years.

Under the agreement, the manufacturer will purchase Tecnomatix eMPower software, services and maintenance, including the eM-Planner product suite, a comprehensive set of applications for manufacturing process planning, simulation, and design and production validation. According to the agreed-upon framework, purchase volumes are expected to increase gradually during the early stages of the agreement, accelerating as deployment ramps up.

 "This is the most extensive agreement in the history of Tecnomatix. It addresses all of our customer's manufacturing disciplines worldwide, and firmly establishes Tecnomatix as the global leader and driving force in MPM solutions," said Harel Beit-On, Tecnomatix chairman and CEO. "Tecnomatix has the expertise and technology to support an implementation of this scale. We have the right vision for MPM and the proven ability to execute on that vision."

Beit-On continued, "Tecnomatix has been working with this customer on several implementations over the past few years, and we have been able to deliver significant value during that time. Our eMPower solutions have reinforced their global virtual manufacturing programs and key enterprise strategies, including flexible manufacturing, digital process validation, capital asset reuse, and the alignment of product and process development. We continue to gain momentum with the world's leading manufacturers as they recognize the invaluable manufacturing efficiencies and cost benefits of implementing our eMPower solutions throughout the enterprise. Tecnomatix has always been a pioneer in the virtual manufacturing and process planning domains, and this agreement solidifies our position as the leader in the multi-billion dollar MPM market."

ABOUT TECNOMATIX TECHNOLOGIES
Today's leading global manufacturers are adopting Tecnomatix eMPower solutions for MPM to expand revenue potential and reduce costs by accelerating product introductions, shortening time to volume, and optimizing production execution. eMPower enables our customers to succeed with its collaborative, open platform and applications for defining, simulating, managing, and executing manufacturing processes across the extended enterprise. For more information, please visit www.tecnomatix.com.

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FORWARD-LOOKING STATEMENTS
This press release includes forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, which are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated. Such statements may relate to the Company's plans, objectives and expected financial and operating results. The risks and uncertainties that may affect forward-looking statements include, but are not limited to: purchase commitments under the agreement, currency fluctuations, global economic and political conditions, market demand for Tecnomatix products and services, long sales cycles, new product developments, assimilating future acquisitions, maintaining relationships with customers and partners, and increased competition. For more details about the risks and uncertainties of the business, refer to the Company's filings with the Securities and Exchange Commission. Tecnomatix undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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